UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Savoir Technology Group, Inc.

Title of Class of Securities: Common Stock, par value $.10 per share

CUSIP Number:  80533W107

  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  80533W107

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Scott's Cove Capital Management LLC

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         280,322 (includes (i) 152,564 shares of common stock, (ii) 69,942 shares of Series A Preferred
         Stock convertible into 83,603 shares of common stock, and (iii) 44,155 warrants convertible into 44,155 shares of common stock)

6.  Shared Voting Power:


7.  Sole Dispositive Power:

         280,322 (includes (i) 152,564 shares of common stock, (ii) 69,942 shares of Series A Preferred
         Stock convertible into 83,603 shares of common stock, and (iii) 44,155 warrants convertible into 44,155 shares of common stock)

8.  Shared Dispositive Power:









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



9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         280,322 (includes (i) 152,564 shares of common stock, (ii) 69,942 shares of Series A Preferred
         Stock convertible into 83,603 shares of common stock, and (iii) 44,155 warrants convertible into 44,155 shares of common stock)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

          2.1%

12. Type of Reporting Person

          OO






























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


Item 1(a) Name of Issuer:  Savoir Technology Group, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          254 E. Hacienda Avenue
          Campbell, California  95008

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Scott's Cove Capital Management LLC
          230 Park Avenue
          Suite 455
          New York, New York  10169

          Scott's Cove Capital Management LLC - Delaware limited liability company

    (d) Title of Class of Securities: Common Stock, par value $.10 per share

    (e)   CUSIP Number:  80533W107


Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,





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


    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

             (a)   Amount Beneficially Owned:  280,322
                   shares (includes (i) 152,564 shares of
                   common stock, (ii) 69,942 shares of
                   Series A Preferred Stock convertible into
                   83,603 shares of common stock, and (iii)
                   44,155 warrants convertible into 44,155
                   shares of common stock)

             (b)   Percent of Class:  2.1%

             (c)   280,322 shares (includes (i) 152,564
                   shares of common stock, (ii) 69,942
                   shares of Series A Preferred Stock
                   convertible into 83,603 shares of common stock, and (iii) 44,155 warrants convertible into 44,155 shares of common stock) with sole power to vote or to direct the vote; 0 shares with shared power to vote or to direct the vote;
                   280,322 shares (includes (i) 152,564
                   shares of common stock, (ii) 69,942
                   shares of Series A Preferred Stock
                   convertible into 83,603 shares of common stock, and (iii) 44,155 warrants convertible into 44,155 shares of common stock) with sole power to dispose of or to direct the disposition; 0 shares with shared power to dispose of or to direct the disposition of




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


Item 5.  Ownership of Five Percent or Less of a Class.

         The reporting person has ceased to be the beneficial owner of more than five percent of the common stock of the issuer.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.















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


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    SCOTT'S COVE CAPITAL MANAGEMENT LLC

    By:  /s/ Phillip S. Schaeffer
       __________________________
       Phillip S. Schaeffer
       Managing Member


February 9, 2000
_________________
Date


































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